Exhibit 99.1

Execution Version

WAIVER AND AGREEMENT

TO:	Sundial Growers Inc. (the "Borrower")
RE:

Credit agreement dated August 29, 2019 among the Borrower, as borrower, ATB Financial, Bank of Montreal and the other the persons party thereto from time to time as lenders (collectively, the "Lenders"), and ATB Financial, as administrative agent for the Lenders (in such capacity, the "Agent"), as amended by a first amending agreement made as of November 12, 2019 (as amended, the "Credit Agreement")

DATE:	March 30, 2020

WHEREAS:

(a)

Pursuant to Section 9.3(b)(ii) of the Credit Agreement, the Borrower is required to maintain an Interest Coverage Ratio of not less than 2.75:1.00 for the Fiscal Quarter ending December 31, 2019 (the "Interest Coverage Requirement");

(b)

The Borrower has (i) advised the Agent and the Lenders that it anticipates being in breach of the Interest Coverage Requirement and (ii) requested that the Lenders waive the Interest Coverage Requirement;

(c)	Pursuant to the SAF Credit Agreement, an interest payment in the amount of Cdn. $2,795,445.21 is to be made by SGI Partnership on or about March 31, 2020 (the "SAF Interest Payment");
(d)

Pursuant to a non-binding indication of interest from Artemis Growth Partners LLC ("Artemis") dated March 17, 2020 and agreed to and accepted by the Borrower on March 18, 2020, the Borrower intends to, among other things, enter into a definitive purchase agreement (the "Definitive Documentation") with Artemis relating to the sale of all of the Subsidiaries of SGI Partnership (collectively, the "Bridge Farm Group") by the Borrower to Artemis (collectively, the "Bridge Farm Transaction"); and

(e)	The SAF Agent the SAF Lenders intend to tender a term sheet (the "SAF Term Sheet") to the Agent and the Lenders that sets out the go forward strategy for the financing of the Borrower.

NOW THEREFORE, in consideration of the waivers, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto agree as follows:

1.	Subject to Section 3, the Lenders hereby waive:

(a)

the Interest Coverage Requirement, provided that such waiver is limited solely to and shall be effective only with respect to the Interest Coverage Requirement for the Fiscal Quarter ending December 31, 2019 (the "Interest Coverage Ratio Waiver"); and

(b)

any Default or Event of Default that has occurred and is continuing pursuant to Section 10.1(f) of the Credit Agreement solely due to the occurrence of the "Existing Defaults" as defined in the waiver and agreement to the SGI Partnership made effective as of the date hereof among, inter alios, the Borrower, the SAF Agent, the SAF Lenders and certain other parties thereto (the "Existing SAF Defaults"), a true and complete copy of which is attached to the officer's certificate contemplated in Section 3(e) below (the "Cross Default Waiver" and, together with the Interest Coverage Ratio Waiver, collectively, the "Waivers").

Further, the Waivers are limited and shall be effective only with respect to the Interest Coverage Requirement and the Existing SAF Defaults, as applicable; it shall not constitute an agreement, commitment, undertaking, waiver or consent to any other event, circumstance, matter or thing, and is without prejudice to any of the rights or remedies of the Agent or the Lenders under the Credit Agreement or any other Loan Document with respect thereto, and does not extend to any other matter, provision amendment or breach of, or Default or Event of Default under, the Credit Agreement or any other Loan Document. Except as expressly provided herein and for the limited purposes herein, nothing contained herein shall waive, limit or affect (a) any Secured Obligations, (b) any other provision of the Credit Agreement or other Loan Documents or (c) any Security Interests under the Security (and, for certainty, the Loan Parties hereby confirm and agree that such Security Interests shall continue to secure and apply to their respective Secured Obligations), all of which continue in full force and effect.

2.	On or before April 15, 2020:
(a)

the Borrower shall have entered into the Definitive Documentation with Artemis, which shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion, including the amount of the total sale proceeds; and

(b)	the Agent and the Lenders shall have received a final draft of the SAF Term Sheet, which shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion,

and the failure of the Borrower to adhere to either (a) or (b) of this Section 2 shall constitute an immediate Event of Default.

3.	The Waivers shall be subject to satisfaction of the following:
(a)	receipt by the Agent of a fully executed copy of this Waiver and Agreement;
(b)	the Agent shall have received satisfactory evidence that:

(i)	a minimum of Cdn.$1,200,000 of the SAF Interest Payment shall be deferred to not earlier than April 20, 2020;
(ii)	all covenants under the SAF Credit Agreement that could cause or otherwise result in a default or event of default thereunder shall be, or have been, waived;
(iii)

the SAF Agent and SAF Lenders have provided their consent to the waivers, covenants, agreements and conditions contemplated herein, including, without limitation, consents in respect of Section 6.2(p)(i) and 6.2(q) of the SAF Credit Agreement and Section 7.1 of the Intercreditor Agreement;

(iv)

the fees to be paid to the SAF Agent and the SAF Lenders in connection with the items described in this Section 3(b) shall not exceed Cdn. $225,000 and which shall not be due and payable prior to April 15, 2020;

(c)	no Default or Event of Default has occurred and is continuing;
(d)	each of the representations and warranties set forth in Article 2 of the Credit Agreement are true and correct; and
(e)	the Agent shall have received an officer's certificate executed by a senior officer of the Borrower in respect of paragraphs (b), (c) and (d) above.
4.

The Borrower hereby authorizes and directs the Agent to debit the bank account of the Borrower in which the Available Cash is held, upon execution of this Waiver and Agreement, in order apply the entire balance of Available Cash, being Cdn. $10,000,000, as a permanent repayment of the Borrowings under the Syndicated Facility (the "Repayment"). The receipt by the Agent of the Repayment shall terminate the assignment of monies on deposit (re: Available Cash) granted by the Borrower in favour of the Agent in respect of the Available Cash. For greater certainty, the  Agent and Lenders agree that the positive financial covenant relating to Available Cash contained in section 9.3(a) is hereby deleted in its entirety and that the Borrower will not be required to maintain $10,000,000 in Available Cash from the date of the Repayment.

5.

The proceeds of the Repayment shall be applied against Borrowings outstanding under the Syndicated Facility on the Maturity Date (for certainty, there shall be no change to the current amortization schedule contemplated in Section 4.1(a) of the Credit Agreement) and the Repayment shall be allocated to the Lenders as follows: (a) Cdn. $5,000,000 to ATB Financial in respect of its Syndicated Facility Commitment as at the date of the Repayment and (b) Cdn. $5,000,000 to Bank of Montreal in respect of its Syndicated Facility Commitment as at the date of the Repayment.

6.

For certainty, the accounts of the Borrower subject to the assignment of monies on deposit (re: Fortis LC) granted by the Borrower in favour of the Agent shall be deemed to be a Borrower Cash Collateral Account and the Borrower shall not have any withdrawal rights or privileges in respect of such account until repayment of the Borrowings in full, termination of the Total Commitment and termination of the Credit Agreement, except to apply the amount represented thereby to the reimbursement of the Fortis LC in accordance with Section 3.8(f) of the Credit Agreement.
7.

In connection with this Waiver and Agreement, the Borrower will pay or cause to be paid to the Agent, for the account of the Lenders, a one-time waiver fee in the amount of Cdn. $225,000 which shall be deemed to be fully earned on the date hereof and which shall be due and payable on April 15, 2020 (the "Fee"). The Fee shall be non-refundable and is in addition to, and is not creditable against, any other fees payable by a Loan Party to the Agent and/or the Lenders in connection with the Credit Agreement. Failure by the Borrower to pay the Fee when due and payable shall constitute an immediate Event of Default.

8.	The parties hereto hereby acknowledge and confirm that this Agreement is a "Loan Document" under the Credit Agreement.
9.	This Waiver and Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
10.

This Waiver and Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party may execute this Waiver and Agreement by signing any counterpart.

11.	Capitalized terms used herein without express definition shall have the same meanings as are ascribed thereto in the Credit Agreement.

[Remainder of Page Intentionally Left Blank]

DATED as of the date first written above.

ATB FINANCIAL, in its capacity as Agent

Per:	/s/ Antuane Azpur
Name: Antuane Azpur
Title: Director, Loan Syndications, ATB Financial, CFS

Per:	/s/ Samantha Fuss
Name: Samantha Fuss
Title: Associate Director, Loan Syndications, Corporate Financial Services

ATB FINANCIAL, in its capacity as Lender

Per:	/s/ Maximiliano Herrera
Name: Maximiliano Herrera
Title: Senior Director, ATB Corporate Financial Services

Per:	/s/ Christopher Hamel
Name: Christopher Hamel
Title: Associate Director

BANK OF MONTREAL, in its capacity as Lender

Per:	/s/ Michael M. Johnson
Name: Michael M. Johnson
Title: Managing Director

Per:
Name:
Title:

Signature Page – Waiver and Agreement (Sundial)

DATED as of the date first written above.

BORROWER
SUNDIAL GROWERS INC.

Per:
Name:
Title:

Per:	/s/ James Keough
Name: James Keough
Title: Chief Financial Officer

Signature Page – Waiver and Agreement (Sundial)

MATERIAL SUBSIDIARIES KAMCAN PRODUCTS INC.

Per:	/s/ James Keough
Name: James Keough
Title: President

Per:	/s/ Kristine T. Dow
Name: Kristine T. Dow
Title: Corporate Secretary

2011296 ALBERTA INC.

Per:	/s/ James Keough
Name: James Keough
Title: President

Per:	/s/ Kristine T. Dow
Name: Kristine T. Dow
Title: Corporate Secretary

SPROUT TECHNOLOGIES INC.

Per:	/s/ James Keough
Name: James Keough
Title: President

Per:	/s/ Kristine T. Dow
Name: Kristine T. Dow
Title: Corporate Secretary

Signature Page – Waiver and Agreement (Sundial)